

December 30, 2010

Mr. Rick Wall
Chairman and CEO
The Castle Group, Inc.
500 Ala Moana Boulevard, 3 Waterfront Plaza, Suite 555
Honolulu, HI 96813

> **Re:** **The Castle Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2010**
> **File No. 0-23338**

Dear Mr. Wall:

   We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page 22

Note 9. Income Taxes, page 31

1.   We note your disclosure here and on page 13 regarding your deferred tax assets. Please tell us how you determined it is more likely than not that you will realize your deferred tax assets and that an additional valuation allowance is not needed. In this regard, we note that you have cumulative losses to date; that you have experienced pre-tax losses in the three years ended December 31, 2009, and the nine months ended September 30, 2010; and that it appears you have had operating loss carryforwards expire unused. Refer to paragraphs 16 through 25 of ASC 740-10-30.

2.   Please revise your disclosures in future filings to disclose the amounts and expiration dates of your net operating loss carryforwards by year, and provide us with your

proposed disclosures. In addition, please tell us why the deferred tax asset amounts related to net operating loss carryforwards and the valuation allowance decreased during the year. Refer to ASC 740-10-50-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief